Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FMC Lithium:

We consent to the use of our report dated June 22, 2018, except for the impact of the adoption of ASU No. 2017-07 as discussed in Note 4, as to which the date is October 1, 2018, with respect to the combined balance sheets of FMC Lithium (the Company) as of December 31, 2017 and 2016 and the related combined statements of operations, comprehensive income, cash flows, and changes in net parent investment for each of the years then ended, the related notes and financial statement schedule II – valuation and qualifying accounts and reserves (collectively, the “combined financial statements”) included herein and to the reference to our firm under the headings “Experts” in the preliminary prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 1, 2018